Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

		2006	2005
A	Net income as reported, Canadian GAAP ($ millions)	$300.6	$295.5

B	Items adjusting net income ($ millions)	$13.3	$(8.8)

C	Net income, US GAAP ($ millions)	$313.9	$286.7

D	Weighted average number of shares outstanding	103,718,000	110,365,000

E	Net additional shares issuable for diluted earnings per share calculation	2,161,000	3,041,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$2.90	$2.68

	Diluted earnings per share (A/(D+E))	$2.84	$2.61

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$3.03	$2.60

	Diluted earnings per share (C/(D+E))	$2.96	$2.53